UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration Under
Section 12(g) of the Securities Exchange Act of 1934 or
Suspension of Duty to File Reports Under Sections 13 and
15(d) of the Securities Exchange Act of 1934

Commission File Numbers 001-15064

GB Holdings, Inc.

(Exact name of each registrant as specified in its charter)

c/o Sands Hotel & Casino
Indiana Avenue & Brighton Park, 9th Floor
Atlantic City, New Jersey 08401
(609) 441-4633

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

11% Notes due 2005

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

     Approximate number of holders of record as of the certification or notice date:  10

     Pursuant to the requirements of the Securities Exchange Act of 1934, GB Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 26, 2005	By:	/s/ Denise Barton
		Name:	Denise Barton
		Title:	Chief Financial Officer